SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐     No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  April 28, 2011

FEMSA Reports 1Q11
Income from Operations Growth of 9.4%

Monterrey, Mexico, April 28, 2011 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the first quarter of 2011.

First Quarter 2011 Highlights:

•
FEMSA comparable consolidated total revenues and income from operations grew 12.5% and 9.4%, respectively, compared to the first quarter of 2010, reflecting solid results at Coca-Cola FEMSA and FEMSA Comercio.

•	Coca-Cola FEMSA total revenues and income from operations increased 9.5% and 10.4%, respectively. Double-digit income from operations growth in the Mexico and Mercosur divisions drove these results.

•
FEMSA Comercio achieved total revenues growth of 19.5% aided by the opening of over 1,100 net new stores in the last twelve months, as well as robust same-store sales during the quarter.  Income from operations increased 25.5%.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “We are off to a good start in 2011.  FEMSA Comercio delivered another strong quarter, showing good progress in terms of new store openings, revenue growth and profitability.  And Coca-Cola FEMSA also had a promising start to the year, with Mexico showing very strong trends and Mercosur continuing with good momentum.  We also continue to benefit from the strong profitability being achieved at Heineken.  And so, we are optimistic that this year will continue to be an exciting and rewarding one for FEMSA.”

FEMSA Consolidated

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group (“the transaction”). For more information regarding this acquisition, please refer to the transaction filings available at www.femsa.com/investor. FEMSA’s consolidated results for the first quarter of 2011 reflect the transaction effects and are presented on a comparable basis.

Comparable total revenues increased 12.5% compared to 1Q10 to Ps. 42.892 billion in 1Q11.  FEMSA Comercio and Coca-Cola FEMSA drove the incremental consolidated revenues.

Comparable gross profit increased 12.1% compared to 1Q10 to Ps. 17.357 billion in 1Q11 driven by FEMSA Comercio and Coca-Cola FEMSA.  Gross margin decreased 10 basis points compared to the same period in 2010 to 40.5% of total revenues, as the faster growth of lower-margin FEMSA Comercio tends to compress FEMSA’s consolidated margins over time.

Comparable income from operations increased 9.4% to Ps. 4.772 billion in 1Q11 as compared to the same period in 2010.  Consolidated operating margin decreased 30 basis points compared to 1Q10 to 11.1% of total revenues, reflecting (i) the faster growth of lower-margin FEMSA Comercio that tends to compress FEMSA’s consolidated margins over time and (ii) lower operating income generation resulting from the sale of the Mundet brand and our flexible packaging business in the second half of 2010.

Net income from continuing operations increased 28.7% to Ps. 3.348 billion in 1Q11 compared to 1Q10, reflecting the fact that this line includes FEMSA’s 20% participation in Heineken’s first quarter 2011 net income.  The figures also reflect growth in comparable income from operations, as described above.  The effective income tax rate on continuing operations was 25.9% in 1Q11 compared to 30.5% in 1Q10.

Net consolidated income increased 8.3% compared to 1Q10 to Ps. 3.348 billion in 1Q11, reflecting the double-digit increase in FEMSA’s net income from continuing operations.  Net majority income for 1Q11 resulted in Ps. 0.61 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.51 for the quarter.

Capital expenditures decreased to Ps. 1.266 billion in 1Q11 as Coca-Cola FEMSA deployed a lower amount of investment in capacity-related projects than in the comparable quarter of last year.  As the year progresses we expect the pace of investment to pick up.

Our consolidated balance sheet as of March 31, 2011, recorded a cash balance of Ps. 27.511 billion (US$ 2.309 billion), an increase of Ps. 8.550 billion (US$ 717.5 million) compared to the same period in 2010.  Short-term debt was Ps. 6.745 billion (US$ 566.0 million), while long-term debt was Ps. 17.766 billion (US$ 1.491 billion).  Our consolidated net cash balance was Ps. 3.000 billion (US$ 251.7 million).

Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2011 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2	April 28, 2011

FEMSA Comercio

Total revenues increased 19.5% compared to 1Q10 to Ps. 16.110 billion in 1Q11 mainly driven by the opening of 195 net new stores in the quarter, reaching 1,129 total net new store openings in the last twelve months.  As of March 31, 2011, FEMSA Comercio had a total of 8,621 convenience stores.  Same-store sales increased an average of 9.0% for the quarter over 1Q10, reflecting a 5.2% increase in store traffic and a 3.7% increase in average customer ticket.

Gross profit increased by 21.1% in 1Q11 compared to 1Q10, resulting in a 40 basis point gross margin expansion to 31.4% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, (ii) a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and (iii) a change in the structure of commercial terms for certain supplier partners; while the impact of these terms used to be skewed towards the fourth quarter, it is now more evenly spread throughout the year.

Income from operations increased 25.5% over 1Q10 to Ps. 777 billion in 1Q11.  Operating expenses increased 20.4% to Ps. 4.283 billion, below revenue growth, largely driven by the growing number of stores as well as by incremental expenses such as the strengthening of FEMSA Comercio’s organizational structure, mainly IT-related.  Operating expense growth was contained during the first quarter, allowing the operating margin to expand 20 basis points compared to 1Q10, reaching 4.8% of total revenues.

CONFERENCE CALL INFORMATION:

Our First Quarter Conference Call will be held on: Thursday April 28, 2011, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US:  (800) 659-2056 International: (617) 614-2714, Conference Id 43048342. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 31, 2011, which was 11.917 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

3	April 28, 2011

FEMSA
Consolidated Income Statement
Millions of Pesos
For the first quarter of:

	2011 (A)	% of rev.	2010 (A)	% of rev.	% Increase
Total revenues	42,892	100.0	38,116	100.0	12.5
Cost of sales	25,535	59.5	22,637	59.4	12.8
Gross profit	17,357	40.5	15,479	40.6	12.1
Administrative expenses	1,820	4.2	1,690	4.4	7.7
Selling expenses	10,765	25.2	9,428	24.8	14.2
Operating expenses	12,585	29.4	11,118	29.2	13.2
Income from operations	4,772	11.1	4,361	11.4	9.4
Other (expenses) income	(260)		(180)		44.4
Interest expense	(637)		(743)		(14.3)
Interest income	200		299		(33.1)
Interest expense, net	(437)		(444)		(1.6)
Foreign exchange (loss) gain	(179)		(274)		(34.7)
(Loss) gain on monetary position	46		146		(68.5)
Gain (loss) on financial instrument(1)	87		135		(35.6)
Integral result of financing	(483)		(437)		10.5
Participation in Heineken results(2)	491		-		N.S.
Income before income tax	4,520		3,744		20.7
Income tax	1,172		1,142		2.6
Net income from continuing operations	3,348		2,602		28.7
Net Income from FEMSA's former beer operations(3)	-		490		N.S.
Net consolidated income	3,348		3,092		8.3
Net majority income	2,192		1,988		10.3
Net minority income	1,156		1,104		4.7

(A) This information is presented on a comparable basis.

EBITDA & CAPEX
Income from operations	4,772	11.1	4,361	11.4	9.4
Depreciation	1,044	2.4	900	2.4	16.0
Amortization & other(4)	541	1.3	491	1.3	10.2
EBITDA	6,357	14.8	5,752	15.1	10.5
CAPEX	1,266		1,542		(17.9)

FINANCIAL RATIOS	2011		2010		Var. p.p.
Liquidity(5)	1.30		1.33		(0.03)
Interest coverage(6)	14.55		12.95		1.60
Leverage(7)	0.50		0.92		(0.42)
Capitalization(8)	14.51%		21.93%		(7.42)

(1) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.
(2) Represents the equity-method participation in Heineken´s results.
(3) Represents the net income of FEMSA's former beer operations for the period ended March 31.
(4) Includes returnable bottle breakage expense.
(5) Total current assets / total current liabilities.
(6) Income from operations + depreciation + amortization & other / interest expense, net.
(7)  Total liabilities / total stockholders' equity.
(8) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans.

4	April 28, 2011

FEMSA
Consolidated Balance Sheet
Millions of Pesos
As of March 31:

ASSETS	2011	(A)	2010	(A)	% Increase
Cash and cash equivalents	27,511		18,961		45.1
Accounts receivable	6,717		5,542		21.2
Inventories	10,803		9,264		16.6
Other current assets	5,894		6,128		(3.8)
Current assests of Beer Operations	-		15,079		N.S.
Total current assets	50,925		54,974		(7.4)
Investments in shares	72,923		1,503		N.S.
Property, plant and equipment, net	41,657		37,435		11.3
Intangible assets(1)	52,193		51,090		2.2
Other assets	9,053		19,760		(54.2)
Non-Current assests of Beer Operations	-		56,516		N.S.
TOTAL ASSETS	226,751		221,278		2.5

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,438		1,576		(8.8)
Current maturities long-term debt	5,307		2,722		94.9
Interest payable	120		184		(34.8)
Operating liabilities	32,193		23,733		35.6
Current liabilities of Beer Operations	-		12,970		N.S.
Total current liabilities	39,058		41,185		(5.2)
Long-term debt (2)	17,766		26,868		(33.9)
Labor liabilities	1,892		1,812		4.4
Other liabilities	16,822		6,538		N.S.
Non-Current liabilities of Beer Operations	-		29,599		N.S.
Total liabilities	75,538		106,002		(28.7)
Total stockholders’ equity	151,213		115,276		31.2
LIABILITIES AND STOCKHOLDERS’ EQUITY	226,751		221,278		2.5

(A) This information is presented on a comparable basis.
(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes.

	March 31, 2011
DEBT MIX	Ps.	% Integration	Average Rate(1)
Denominated in:
Mexican pesos	13,313	54.3%	6.1%
Dollars	7,971	32.5%	4.5%
Colombian pesos	1,871	7.6%	4.6%
Argentinan pesos	1,119	4.6%	15.8%
Venezuelan bolivars	138	0.6%	12.5%
Brazilian Reals	99	0.4%	4.5%
Total debt	24,511	100.0%	6.0%

Fixed rate(1)	12,447	50.8%
Variable rate(1)	12,064	49.2%

% of Total Debt	2011	2012	2013	2014	2015	2016	2017	+
DEBT MATURITY PROFILE	12.3%	19.1%	16.5%	5.7%	11.6%	0.0%	34.8%

(1) Includes the effect of interest rate swaps.

5	April 28, 2011

Coca-Cola FEMSA
Results of Operations
Millions of Pesos
For the first quarter of:

	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase
Total revenues	25,826		100.0	23,595		100.0	9.5
Cost of sales	14,060		54.4	12,880		54.6	9.2
Gross profit	11,766		45.6	10,715		45.4	9.8
Administrative expenses	1,138		4.4	1,037		4.4	9.7
Selling expenses	6,745		26.1	6,160		26.1	9.5
Operating expenses	7,883		30.5	7,197		30.5	9.5
Income from operations	3,883		15.0	3,518		14.9	10.4
Depreciation	740		2.9	639		2.7	15.8
Amortization & other	344		1.3	319		1.4	7.8
EBITDA	4,967		19.2	4,476		19.0	11.0
Capital expenditures	614			934			(34.3)

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	297.7	49.3	271.3	46.0	9.7
Latincentro	131.5	21.7	153.3	26.0	(14.2)
Mercosur	175.6	29.0	164.8	28.0	6.6
Total	604.8	100.0	589.4	100.0	2.6

6	April 28, 2011

FEMSA Comercio
Results of Operations
Millions of Pesos
For the first quarter of:

	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase
Total revenues	16,110		100.0	13,485		100.0	19.5
Cost of sales	11,050		68.6	9,308		69.0	18.7
Gross profit	5,060		31.4	4,177		31.0	21.1
Administrative expenses	334		2.1	269		2.0	24.2
Selling expenses	3,949		24.5	3,289		24.4	20.1
Operating expenses	4,283		26.6	3,558		26.4	20.4
Income from operations	777		4.8	619		4.6	25.5
Depreciation	275		1.7	233		1.7	18.0
Amortization & other	163		1.0	140		1.1	16.4
EBITDA	1,215		7.5	992		7.4	22.5
Capital expenditures	704			594			18.5

(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores	8,621			7,492			15.1
Net new convenience stores
vs. March prior year	1,129			950			18.8
vs December prior year	195			158			23.4

Same store data: (1)
Sales (thousands of pesos)	607.9			557.9			9.0
Traffic (thousands of transactions)	24.1			22.9			5.2
Ticket (pesos)	25.2			24.3			3.7

(1) Monthly average information per store, considering same stores with more than 12 months of operations.

7	April 28, 2011

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Mar-11		Mar-10
		March-10
	1Q 2011	March-11	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.06%	3.04%	11.97	1.0000	12.46	1.0000
Colombia	1.79%	3.19%	1,879.47	0.0064	1,928.59	0.0065
Venezuela	6.00%	27.42%	4.30	2.7832	4.30	2.8986
Brazil	2.44%	6.30%	1.63	7.3481	1.78	6.9983
Argentina	2.32%	9.70%	4.05	2.9521	3.88	3.2140
Euro Zone	1.06%	2.83%	0.71	16.7968	0.74	16.8002

8	April 28, 2011

Stock Listing Information
Mexican Stock Exchange Ticker: KOFL	2011 FIRST-QUARTER RESULTS

NYSE (ADR)		First Quarter
Ticker: KOF		2011	2010	Δ%
	Total Revenues	25,826	23,595	9.5%
Ratio of KOF L to KOF = 10:1	Gross Profit	11,766	10,715	9.8%
	Operating Income	3,883	3,518	10.4%
	Net Controlling Interest Income	2,237	2,110	6.0%
	EBITDA(1)	4,967	4,476	11.0%
	Net Debt (2)	3,523	4,817	-26.9%
	Net Debt / EBITDA (3)	0.17	0.24
	EBITDA/ Interest Expense, net (3)	15.18	14.86
	Earnings per Share (3)	5.27	5.04
	Capitalization (4)	20.4%	19.4%

Expressed in millions of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)

For Further Information: Investor Relations José Castro jose.castro@kof.com.mx (5255) 5081-5120 / 5121

●     Total revenues reached Ps. 25,826 million in the first quarter of 2011, an increase of 9.5% compared to the first quarter of 2010 as a result of double-digit total revenue growth in our Mercosur and Mexico divisions.
●     Consolidated operating income grew 10.4% to Ps. 3,883 million for the first quarter of 2011, driven by double-digit operating income growth recorded in our Mexico and Mercosur divisions. Our operating margin was 15.0% in the first quarter of 2011.
●     Consolidated net controlling interest income grew 6.0%, reaching Ps. 2,237 million in the first quarter of 2011, resulting in earnings per share of Ps. 1.21 in the first quarter of 2011.

Gonzalo García gonzalojose.garciaa@kof.com.mx (5255) 5081-5148 Roland Karig roland.karig@kof.com.mx (5255) 5081-5186 Website: www.coca-colafemsa.com

Mexico City (April 27, 2011), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter of 2011.
“Leveraging the broad array of beverages we provide to our consumers and supported by solid volume growth in our Mexico and Mercosur divisions, we generated strong top- and bottom-line growth for the quarter. Consistent with our commitment to offer our consumers more and better beverage alternatives, at the end of March, 2011, together with The Coca-Cola Company, we successfully closed the acquisition of Grupo Industrias Lacteas in Panama. We believe this significant acquisition in the dairy and juice-based beverage categories represents an important step in our growth strategy. Importantly, we are proud to welcome a talented team of professionals to our organization, who will help us to capitalize on our learning capabilities, leverage our mutual strengths, and reinforce our strategic partnerships with customers and suppliers. Our solid track record of growth and our strong financial position—which we have built over the past several years—enable us to significantly increase the dividend payment to our shareholders, as exemplified by the Ps. $4.4 billion dividend we distributed as of April 27, 2011. Our clear focus on the precise execution of our strategic framework for growth guides our actions now and into the future, enabling us to stay ahead of the curve and to create value for our shareholders," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

April 27, 2011	Page 9

CONSOLIDATED RESULTS

Our consolidated total revenues increased 9.5% to Ps. 25,826 million in the first quarter of 2011, compared to the first quarter of 2010 mainly as a result of double-digit total revenue growth in our Mercosur and Mexico divisions. On a currency neutral basis, total revenues grew approximately 11%, mainly driven by average price per unit case growth across our territories, in combination with volume growth in our Mexico and Mercosur divisions.

Total sales volume increased 2.6% to reach 604.8 million unit cases in the first quarter of 2011 as compared to the same period in 2010. The sparkling beverage category grew 2% mainly supported by double-digit volume growth of the Coca-Cola brand in Mexico and Argentina, contributing more than 65% of incremental volumes. The still beverage category grew 10%, mainly driven by the Jugos del Valle line of business in Mexico and Brazil and the introduction of line extensions of the Matte Leao portfolio in Brazil, representing approximately 20% of the incremental volumes. The bottled water category grew 2% contributing the balance.

Our gross profit increased 9.8% to Ps. 11,766 million in the first quarter of 2011, compared to the first quarter of 2010. Cost of goods sold increased 9.2%, mainly as a result of higher PET and sweetener costs across our territories, which were partially offset by the appreciation of the Brazilian real,(1) the Mexican peso(1) and the Colombian peso(1)as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.6%, an expansion of 20 basis points as compared to the first quarter of 2010.

Our consolidated operating income increased 10.4% to Ps. 3,883 million in the first quarter of 2011, driven by double-digit operating income growth in our Mexico and Mercosur divisions. Operating expenses increased 9.5% in the first quarter of 2011 mainly as a result of higher labor costs in Venezuela and higher labor and freight costs in Argentina, which were partially compensated by lower operating expenses in Colombia and Central America. Our operating margin was 15.0% in the first quarter of 2011, an expansion of 10 basis points compared to the same period in 2010.

During the first quarter of 2011, we recorded Ps. 235 million in the other expenses, net line. These expenses mainly reflect the recording of employee profit sharing.

Our comprehensive financing result in the first quarter of 2011 recorded an expense of Ps. 152 million as compared to an expense of Ps. 179 million in the same period of 2010.

During the first quarter of 2011, income tax, as a percentage of income before taxes, was 32.6% compared to 29.9% in the same period of 2010. This difference was mainly driven by (i) the recording of a tax incentive during 2010 and (ii) an increase in the tax on shareholder’s equity in the first quarter of 2011, both in one of our Latincentro subsidiaries.

Our consolidated net controlling interest income grew 6.0% reaching Ps. 2,237 million in the first quarter of 2011 as compared to the first quarter of 2010. Earnings per share (EPS) in the first quarter of 2011 were Ps. 1.21 (Ps. 12.11 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 10

BALANCE SHEET

As of March 31, 2011, we had a cash balance of Ps. 13,488 million, including US$ 581 million denominated in U.S. dollars, an increase of Ps. 954 million compared to December 31, 2010, mainly as a result of cash generated by our operations.

As of March 31, 2011, total short-term debt was Ps. 5,245 million and long-term debt was Ps. 11,766 million. Total debt decreased by Ps. 340 million, compared to year end 2010. Net debt decreased Ps. 1,294 million compared to year-end 2010, mainly as a result of cash generated during the quarter. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 673 million.(1)

The weighted average cost of debt for the quarter was 5.6%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2011:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	34.2%	34.0%
U.S. dollars	46.9%	2.8%
Colombian pesos	11.0%	100.0%
Brazilian reais	0.6%	0.0%
Venezuelan bolivars	0.8%	0.0%
Argentine pesos	6.6%	5.6%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2011	2012	2013	2014	2015	2016	+
% of Total Debt	8.9%	27.5%	3.3%	8.3%	16.7%	35.4%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis and the balance sheet included on page 9 is presented in nominal terms. Certain items in the balance sheet may differ from those shown in this cash flow. These differences are presented separately as a part of the Translation Effect in the cash flow in accordance with the Mexican Financial Reporting Standards.

Expressed in millions of Mexican pesos (Ps.) as of March 31, 2011 mar-11
Ps.
Income before taxes	3,496
Non cash charges to net income	1,469
4,965
Working capital	(1,813)
Resources Generated by Operating Activities	3,152
Investments	(1,418)
Debt decrease	(47)
Other	(422)
Increase in cash and cash equivalents	1,265
Cash, cash equivalents and marketable securities at begining of period	12,534
Translation Effect	(311)
Cash, cash equivalents and marketable securities at end of period	13,488

April 27, 2011	Page 11

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 14.3% to Ps. 9,492 million in the first quarter of 2011, as compared to the same period in 2010. Volume growth accounted for close to 70% of incremental revenues during the quarter and increased average price per unit case represented the balance. Average price per unit case reached Ps. 31.81, an increase of 4.1%, as compared to the first quarter of 2010, mainly reflecting selective price increases across our product portfolio implemented over the past several months. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 36.89, a 3.9% increase as compared to the same period in 2010.

Total sales volume increased 9.7% to 297.7 million unit cases in the first quarter of 2011, as compared to the first quarter of 2010. Sparkling beverage volume increased 9%, driven by a 10% growth of the Coca-Cola brand and an 8% increase in flavored sparkling beverages, accounting for 70% of incremental volumes. Our bottled water portfolio grew 10% and contributed with more than 20% of incremental volumes. Still beverages grew 14% mainly driven by the Jugos del Valle line of products and contributed the balance.

Operating Income

Our gross profit increased 13.4% to Ps. 4,542 million in the first quarter of 2011 as compared to the same period in 2010. Cost of goods sold increased 15.1% mainly as a result of higher PET costs, which were partially compensated by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 47.9% in the first quarter of 2011 compared to 48.2% in the same period of 2010.

Operating income increased 23.1% to Ps. 1,369 million in the first quarter of 2011, compared to Ps. 1,112 million in the same period of 2010. Operating leverage achieved through higher revenues, resulted in an operating margin expansion of 100 basis points to reach 14.4% in the first quarter of 2011.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 12

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues were Ps. 6,989 million in the first quarter of 2011, a decrease of 5.3% as compared to the same period of 2010 as a result of volume declines across the division. On a currency neutral basis, total revenues decreased approximately 2%. Higher average prices per unit case in the division were offset by lower volumes, mainly due to the strike in our Valencia production and distribution facilities in Venezuela during the quarter.

Total sales volume in our Latincentro division decreased 14.2% to 131.5 million unit cases in the first quarter of 2011 as compared to the same period of 2010. Our sparkling beverage portfolio declined 14%, while the bottled water and still beverage categories declined 19% and 11%, respectively. Volumes in Venezuela declined 29%, mainly due to the Valencia strike during the quarter. Volumes in Colombia declined 8% mainly as a result of continued bad weather conditions, and volumes in Central America declined approximately 2%.

Operating Income

Gross profit reached Ps. 3,304 million, a decrease of 2.3% in the first quarter of 2011, as compared to the same period of 2010. Cost of goods sold decreased 7.9%. Higher year-over-year PET and sweetener costs across the division were offset by a benefit from PET inventories in Venezuela and the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Operating leverage achieved by higher average prices per unit case in local currency resulted in a gross margin expansion of 150 basis points to 47.3% in the first quarter of 2011.

Our operating income decreased 8.7% to Ps. 1,123 million in the first quarter of 2011, compared to the first quarter of 2010. Operating expenses increased 1.4% mainly as a result of higher labor costs in Venezuela which were partially offset by lower operating expenses in Colombia and Central America. Our operating margin was 16.1% in the first quarter of 2011, as compared to 16.7% in the same period of 2010.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 13

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 18.2% to Ps. 9,345 million in the first quarter of 2011, as compared to the same period of 2010. Excluding beer, which accounted for Ps. 877 million during the quarter, revenues increased 18.6% to Ps. 8,468 million. Average price per unit case growth accounted for approximately 65% of incremental total revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 18%.

Total sales volume in our Mercosur division increased 6.6% to 175.6 million unit cases in the first quarter of 2011 as compared to the same period of 2010. The sparkling beverage category grew 6%, supported by the performance of the Coca-Cola brand in the division, accounting for 80% of incremental volumes. The still beverage category increased 29%, driven by the Jugos del Valle line of business and the incorporation of line extensions of the Matte Leao portfolio in Brazil and the Cepita juice brand and Aquarius flavored water in Argentina, representing the balance. These increases compensated for a slight decline in the bottled water category.

Operating Income

In the first quarter of 2011, our gross profit increased 17.7% to Ps. 3,920 million, as compared to the same period in 2010. Cost of goods sold increased 18.6% mainly due to higher sweetener and PET costs across the division, which were partially compensated by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 41.9% in the first quarter of 2011, a decrease of 20 basis points as compared to the first quarter of 2010.

Operating income grew 18.3% to Ps. 1,391 million in the first quarter of 2011, as compared to Ps. 1,176 million in the same period of 2010. Operating expenses increased 17.4% and our operating margin remained flat at 14.9% in the first quarter of 2011.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 14

RECENT DEVELOPMENTS

•
On March 23, 2011, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2010, the declaration of dividends corresponding to fiscal year 2010 and the composition of the Board of Directors and Committees for 2011. Shareholders approved the payment of a cash dividend in the amount of Ps. 4,357.8 million. The dividend will be paid as of April 27, 2011, in the amount of Ps. 2.36 per each ordinary share, equivalent to Ps. 23.60 per ADS.

•
On March 28, 2011, Coca-Cola FEMSA announced that, together with The Coca-Cola Company, it had successfully closed the acquisition of Grupo Industrias Lacteas, a leading company with a more than 50-year tradition in the Panamanian dairy and juice-based beverage categories, which reported revenues of US $140.9 million in 2010. As of April, 2011, Coca-Cola FEMSA will start reflecting the profitability of its share of Grupo Industrias Lacteas through the equity method.

•
On April 18, 2011, Coca-Cola FEMSA successfully issued two tranches of “Certificados Bursátiles”: a 5 year bond for Ps. 2,500 million at a yield of 28-day TIIE plus 13 (thirteen) basis points; and a 10 year bond for Ps. 2,500 million at a fixed rate of 8.27%. A portion of the proceeds from this placement will be used to pay our KOF 07 “Certificado Bursátil” at maturity on March, 2012, in the amount of Ps. 3,000 million. The remainder of the proceeds will be used by the Company for general corporate purposes, including investment expenses and working capital.

CONFERENCE CALL INFORMATION

Our first-quarter 2011 Conference Call will be held on: April 27, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 4, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 25619443.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves close to 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

April 27, 2011	Page 15

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases) (2)	604.8		589.4		2.6%
Average price per unit case (2)	41.04		38.54		6.5%
Net revenues	25,698		23,476		9.5%
Other operating revenues	128		119		7.6%
Total revenues	25,826	100%	23,595	100%	9.5%
Cost of goods sold	14,060	54.4%	12,880	54.6%	9.2%
Gross profit	11,766	45.6%	10,715	45.4%	9.8%
Operating expenses	7,883	30.5%	7,197	30.5%	9.5%
Operating income	3,883	15.0%	3,518	14.9%	10.4%
Other expenses, net	235		156		50.6%
Interest expense	347		370		-6.2%
Interest income	93		81		14.8%
Interest expense, net	254		289		-12.1%
Foreign exchange loss	9		170		-94.7%
Gain on monetary position in Inflationary subsidiries	(47)		(146)		-67.8%
Market value gain on ineffective portion of
derivative instruments	(64)		(134)		-52.2%
Comprehensive financing result	152		179		-15.1%
Income before taxes	3,496		3,183		9.8%
Income taxes	1,140		950		20.0%
Consolidated net income	2,356		2,233		5.5%
Net controlling interest income	2,237	8.7%	2,110	8.9%	6.0%
Net non-controlling interest income	119		123		-3.3%
Operating income	3,883	15.0%	3,518	14.9%	10.4%
Depreciation	740		639		15.8%
Amortization and other operative non-cash charges	344		319		7.8%
EBITDA (3)	4,967	19.2%	4,476	19.0%	11.0%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.

April 27, 2011	Page 16

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Mar 11		Dec 10
Current Assets
Cash, cash equivalents and marketable securities	Ps.	13,488	Ps.	12,534
Total accounts receivable		5,218		6,363
Inventories		5,456		4,962
Other current assets (1)		2,612		2,577
Total current assets		26,774		26,436
Property, plant and equipment
Property, plant and equipment		56,890		57,330
Accumulated depreciation		(25,382)		(25,230)
Total property, plant and equipment, net		31,508		32,100
Other non-current assets (1)		56,558		55,525
Total Assets	Ps.	114,840	Ps.	114,061

Liabilities and Sharekholders' Equity	Mar 11		Dec 10
Current Liabilities
Short-term bank loans and notes	Ps.	5,245	Ps.	1,840
Suppliers		8,707		8,988
Other current liabilities		10,780		6,818
Total Current Liabilities		24,732		17,646
Long-term bank loans		11,766		15,511
Other long-term liabilities		6,772		7,023
Total Liabilities		43,270		40,180
Shareholders' Equity
Non-controlling interest		2,695		2,602
Total controlling interest		68,875		71,279
Total shareholders' equity		71,570		73,881
Liabilities and Sharekholders' Equity	Ps.	114,840	Ps.	114,061

(1) As of January 1, 2011, according to Mexican Financial Reporting Standards, advances to suppliers presentation is part of the entry "Other current assets” and "Other non-current assets". Reclassification is made for comparative purposes in 2010 .

April 27, 2011	Page 17

Mexico Division
Expressed in millions of Mexican pesos(1)
	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases)	297.7		271.3		9.7%
Average price per unit case	31.81		30.55		4.1%
Net revenues	9,470		8,287		14.3%
Other operating revenues	22		18		22.2%
Total revenues	9,492	100.0%	8,305	100.0%	14.3%
Cost of goods sold	4,950	52.1%	4,301	51.8%	15.1%
Gross profit	4,542	47.9%	4,004	48.2%	13.4%
Operating expenses	3,173	33.4%	2,892	34.8%	9.7%
Operating income	1,369	14.4%	1,112	13.4%	23.1%
Depreciation, amortization & other operative non-cash charges	441	4.6%	454	5.5%	-2.9%
EBITDA (2)	1,810	19.1%	1,566	18.9%	15.6%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)
	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases)	131.5		153.3		-14.2%
Average price per unit Case	53.10		48.10		10.4%
Net revenues	6,983		7,377		-5.3%
Other operating revenues	6		7		-14.3%
Total revenues	6,989	100.0%	7,384	100.0%	-5.3%
Cost of goods sold	3,685	52.7%	4,003	54.2%	-7.9%
Gross profit	3,304	47.3%	3,381	45.8%	-2.3%
Operating expenses	2,181	31.2%	2,151	29.1%	1.4%
Operating income	1,123	16.1%	1,230	16.7%	-8.7%
Depreciation, amortization & other operative non-cash charges	363	5.2%	326	4.4%	11.3%
EBITDA (2)	1,486	21.3%	1,556	21.1%	-4.5%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 27, 2011	Page 18

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results
	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases) (2)	175.6		164.8		6.6%
Average price per unit case (2)	47.65		42.77		11.4%
Net revenues	9,245		7,812		18.3%
Other operating revenues	100		94		6.4%
Total revenues	9,345	100.0%	7,906	100.0%	18.2%
Cost of goods sold	5,425	58.1%	4,576	57.9%	18.6%
Gross profit	3,920	41.9%	3,330	42.1%	17.7%
Operating expenses	2,529	27.1%	2,154	27.2%	17.4%
Operating income	1,391	14.9%	1,176	14.9%	18.3%
Depreciation, Amortization & Other operative non-cash charges	280	3.0%	178	2.3%	57.3%
EBITDA (3)	1,671	17.9%	1,354	17.1%	23.4%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 27, 2011	Page 19

SELECTED INFORMATION

For the three months ended March 31, 2011 and 2010

Expressed in millions of Mexican pesos.

	1Q 11		1Q 10
Capex	613.5	Capex	933.8
Depreciation	740.0	Depreciation	639.0
Amortization & Other non-cash charges	344.0	Amortization & Other non-cash charges	319.0

VOLUME
Expressed in million unit cases

	1Q 11					1Q 10
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	217.9	13.6	49.0	17.2	297.7	199.2	11.5	45.5	15.1	271.3
Central America	28.8	1.9	0.1	3.2	34.0	29.9	1.7	0.1	2.9	34.6
Colombia	43.2	4.9	6.7	4.2	59.0	45.2	6.9	7.8	4.5	64.4
Venezuela	35.6	1.4	0.5	1.0	38.5	49.6	2.3	0.4	2.0	54.3
Latincentro	107.6	8.2	7.3	8.4	131.5	124.7	10.9	8.3	9.4	153.3
Brazil	109.5	6.4	0.8	5.4	122.1	106.8	6.5	0.8	3.8	117.9
Argentina	48.2	0.3	0.2	4.8	53.5	42.2	0.3	0.3	4.1	46.9
Mercosur	157.7	6.7	1.0	10.2	175.6	149.0	6.8	1.1	7.9	164.8
Total	483.2	28.5	57.3	35.8	604.8	472.9	29.2	54.9	32.4	589.4

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

April 27, 2011	Page 20

March 2011
Macroeconomic Information

	Inflation (1)
	LTM	1Q 2011	YTD

Mexico	3.04%	1.06%	1.06%
Colombia	3.19%	1.79%	1.79%
Venezuela	27.42%	6.00%	6.00%
Brazil	6.30%	2.44%	2.44%
Argentina	9.70%	2.32%	2.32%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)
	1Q 11	1Q 10	Δ%

Mexico	12.0832	12.7997	-5.6%
Guatemala	7.8304	8.1855	-4.3%
Nicaragua	22.0161	20.9678	5.0%
Costa Rica	508.3871	556.9514	-8.7%
Panama	1.0000	1.0000	0.0%
Colombia	1,877.0877	1,948.0475	-3.6%
Venezuela	4.3000	4.1613	3.3%
Brazil	1.6673	1.8024	-7.5%
Argentina	4.0135	3.8390	4.5%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Mar 11	Mar 10	Δ%

Mexico	11.9678	12.4640	-4.0%
Guatemala	7.6884	7.9861	-3.7%
Nicaragua	22.1474	21.0927	5.0%
Costa Rica	506.1600	528.7800	-4.3%
Panama	1.0000	1.0000	0.0%
Colombia	1,879.4700	1,928.5900	-2.5%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.6287	1.7810	-8.6%
Argentina	4.0540	3.8780	4.5%

April 27, 2011	Page 21